13D

Exhibit 99.1

AGREEMENT OF JOINT FILING

The parties listed below agree that the Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them.  This Agreement is intended to satisfy Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 11, 2021

Huangpu Investment Holding Limited

By:	/s/ Hu Di Qiao
Name:	HU Di Qiao
Title:	Director

China Huarong International Holdings Limited

By:	/s/ Zhu Wei Qiang
Name:	ZHU Wei Qiang
Title:	Director

China Huarong Asset Management Co., Ltd.

By:	/s/ Xu Yong Li
Name:	XU Yong Li
Title:	Vice President

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